                                                                 Morgan Stanley
                                                                 Charter Series

     September 2003
     Monthly Report

This Monthly Report supplements the Charter Funds' Prospectus dated February 26, 2003.

                                                       Issued: October 31, 2003

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MORGAN STANLEY CHARTER SERIES

HISTORICAL FUND PERFORMANCE

Presented below is the percentage change in Net Asset Value per Unit from the start of every calendar year each Fund has traded. Also provided is the inception-to-date return and the annualized return since inception for each Fund. Past performance is not necessarily indicative of future results.

                                                                                       INCEPTION-
                                                                                        TO-DATE   ANNUALIZED
                   1994    1995 1996 1997 1998   1999    2000  2001    2002     2003     RETURN     RETURN
FUND                %       %    %    %    %      %       %     %       %        %         %          %
------------------------------------------------------------------------------------------------------------
Charter Campbell    --      --  --    --  --      --      --    --    (4.2)     7.6       3.1        3.1
                                                                     (3 mos.) (9 mos.)
------------------------------------------------------------------------------------------------------------
Charter MSFCM...   (7.3)   21.9 4.0  26.2 5.1    (9.2)   23.8 (3.3)    29.1    (2.8)     112.3       8.2
                 (10 mos.)                                                    (9 mos.)
------------------------------------------------------------------------------------------------------------
Charter Graham..    --      --  --    --  --      2.9    22.0  9.7     36.8    (3.2)     82.4        14.0
                                               (10 mos.)                      (9 mos.)
------------------------------------------------------------------------------------------------------------
Charter Millburn    --      --  --    --  --     (7.2)   12.1 (11.3)   21.1     8.0      20.7        4.2
                                               (10 mos.)                      (9 mos.)
------------------------------------------------------------------------------------------------------------

DEMETER MANAGEMENT CORPORATION

825 Third Avenue, 9th Floor
New York, NY 10022
Telephone (212) 310-6444

Morgan Stanley Charter Series
Monthly Report
September 2003

Dear Limited Partner:

  The Net Asset Value per Unit for each of the four Morgan Stanley Charter Series Funds as of September 30, 2003 was as follows:

                                                                 % CHANGE FOR
  FUND                                                    N.A.V.    MONTH
  ---------------------------------------------------------------------------
  Charter Campbell                                        $10.31     -1.31%
  ---------------------------------------------------------------------------
  Charter MSFCM                                           $21.23     -5.30%
  ---------------------------------------------------------------------------
  Charter Graham                                          $18.24    -11.13%
  ---------------------------------------------------------------------------
  Charter Millburn                                        $12.07     -0.61%
  ---------------------------------------------------------------------------

  Detailed performance information for each Fund is located in the body of the financial report. For each Fund, we provide a trading results by sector chart that portrays trading gains and trading losses for the previous month and year-to-date in each sector in which the Fund participates.

  The trading results by sector charts indicate the monthly and year-to-date composite percentage returns generated by the specific assets dedicated to trading within each market sector in which each Fund participates. Please note that there is not an equal amount of assets in each market sector, and the specific allocations of assets by a Fund to each sector will vary over time within a predetermined range. Below each chart is a description of the factors that influenced trading gains and trading losses within each Fund during the previous month.

  Limited Partners are advised of the following reduction in fees, effective August 1, 2003:

  The monthly brokerage fee paid by each Charter Series Fund to Morgan Stanley DW Inc., the non-clearing commodity broker for each fund, was reduced from 1/12 of 6.75% of a Fund's Net Assets as of the first day of each month (a 6.75% annual rate) to 1/12 of 6.25% of a Fund's Net Assets as of the first day of each month (a 6.25% annual rate).

  The monthly management fee paid by Charter Campbell to Campbell & Company, Inc., the trading advisor for Charter Campbell, was reduced from 1/12 of 2.75% of Charter Campbell's Net Assets as of the first day of each month (a 2.75% annual rate) to 1/12 of 2.65% of Charter Campbell's Net Assets as of the first day of each month ( a 2.65% annual rate).

  Limited Partners are advised of the following changes to the Board of Directors of Demeter Management Corporation (the "General Partner"), effective March 31, 2003:

  Mr. Anthony J. DeLuca resigned the position of Director of the General
Partner.

  Mr. Edward C. Oelsner resigned the position of Director of the General
Partner.

  Mr. Joseph G. Siniscalchi resigned the position of Director of the General Partner.

  Mr. Douglas J. Ketterer, age 37, was named a Director of the General Partner, pending his registration with the National Futures Association as a principal of the General Partner. Mr. Ketterer is a Managing Director and head of the Strategic Solutions Group, which is comprised of the Global Product Development Group, Financial Planning, Mutual Fund Advisory Group, Retirement Strategies, Education Strategies, Gifting Strategies, External Mutual Funds and the Global Portfolio Analysis and Research Departments. Mr. Ketterer joined the firm in 1990 in the Corporate Finance Division as a part of the Retail Products Group. He later moved to the origination side of Investment Banking, and then, after the merger between Morgan Stanley and Dean Witter, served in the Product Development Group at Morgan Stanley Dean Witter Advisors (now known as Morgan Stanley Funds). From the summer of 2000 to the summer of 2002, Mr. Ketterer served as the Chief Administrative Officer for Morgan Stanley Investment Management, where he headed the Strategic Planning & Administrative Group. Mr. Ketterer received his M.B.A. from New York University's Leonard N. Stern School of Business and his B.S. in Finance from the University at Albany's School of Business.

  Mr. Jeffrey S. Swartz, age 36, was named a Director of the General Partner, pending his registration with the National Futures Association as a principal of the General Partner. Mr. Swartz is a Managing Director and Chief

Operating Officer of Investor Advisory Services ("IAS"). Mr. Swartz began his career with Morgan Stanley in 1990, working as a Financial Advisor in Boston. He was appointed Sales Manager of the Boston office in 1994, and served in that role for two years. In 1996, he was named Branch Manager of the Cincinnati office. In 1999, Mr. Swartz was named Associate Director of the Midwest Region, which consisted of 10 states and approximately 90 offices. Mr. Swartz served in this capacity until October of 2001, when he was named Director of IAS Strategy and relocated to IAS headquarters in New York. In December of 2002, Mr. Swartz was promoted to Managing Director and Chief Operating Officer of IAS. Mr. Swartz received his degree in Business Administration from the University of New Hampshire.

  Mr. Jeffrey D. Hahn, Chief Financial Officer of the General Partner, was named a Director of the General Partner.

  Limited Partners are advised of the following changes to the Board of Directors of Demeter Management Corporation (the "General Partner"), effective June 30, 2003:

  Mr. Robert E. Murray resigned the position of Chairman of the Board of Directors of the General Partner.

  Mr. Jeffrey A. Rothman, President and Director of the General Partner, was named Chairman of the Board of Directors of the General Partner.

  Should you have any questions concerning this report, please feel free to contact Demeter Management Corporation, 825 Third Avenue, 9th Floor, New York, NY 10022 or your Morgan Stanley Financial Advisor.

  I hereby affirm, that to the best of my knowledge and belief, the information contained in this report is accurate and complete. Past performance is not a guarantee of future results.

Sincerely,
/s/ Jeffrey A. Rothman
Jeffrey A. Rothman
Chairman and President
Demeter Management Corporation
General Partner

CHARTER CAMPBELL

                                    [CHART]

                    Month ended           YTD ended
                September 30, 2003    September 30, 2003
                ------------------    ------------------
Currencies           4.88%                  14.60%
Interest Rates      -1.05%                   0.09%
Stock Indices       -1.38%                   1.38%
Energies            -3.19%                   1.74%
Metals               0.02%                  -0.58%


Note:Reflects trading results only and does not include fees or interest income.

FACTORS INFLUENCING MONTHLY TRADING LOSSES:
.. In the energy markets, losses were incurred as the result of price reversals within those markets. The Fund entered the month with long energy positions that had proven profitable in August. Due to an increase in supply, however, energy prices declined sharply over the first half of the month. As a result, losses were incurred on those long positions. Additional losses were incurred over the second portion of the month when the Fund closed out its long positions and established new short positions, only to see prices rally following an announcement that OPEC would reduce production.
.. In the global equity markets, losses were recorded from long European and U.S. stock index futures positions as prices reversed lower. The sell off in global equities was caused in part by the release of a steady stream of economic data that raised concerns about the strength of the global economy.
.. In the global interest rate markets, losses were incurred from short positions in European and U.S. interest rate futures as prices reversed higher amid falling equity prices, concern about the strength of the global economic recovery and investor demand for safe-haven investments.

FACTORS INFLUENCING MONTHLY TRADING GAINS:
.. In the currency markets, gains were achieved from short U.S. dollar positions against the Japanese yen, euro, British pound and Australian dollar. The dollar's weakness was caused by concerns about the strength of the U.S. economy and the potential impact of a statement by the G-7 nations supporting "more flexible exchange rates." The G-7's statement was viewed as part of an effort by the Bush Administration to allow the dollar to weaken against its counterparts. The dollar tumbled during the month, falling to 33-month lows against the yen, 5-1/2 year lows against the Australian dollar and 3-month lows against the euro and pound.

CHARTER MSFCM

                                    [CHART]

                    Month ended           YTD ended
                 September 30, 2003    September 30, 2003
                 ------------------    ------------------
Currencies              2.12%                5.29%
Interest Rates         -4.93%               -1.73%
Stock Indices          -0.43%                0.38%
Energies               -1.90%                9.39%
Metals                  0.41%               -5.60%


Note:Reflects trading results only and does not include fees or interest income.

FACTORS INFLUENCING MONTHLY TRADING LOSSES:
.. In the global interest rate futures markets, short positions in Japanese, European, and U.S. interest rate futures recorded losses as bond prices reversed higher due to renewed skepticism regarding a global economic recovery and lower equity prices.
.. In the energy markets, losses were incurred as the result of price reversals within those markets. The Fund entered the month with long energy positions that had proven profitable in August. Due to an increase in supply, however, energy prices declined sharply over the first half of the month. As a result, losses were incurred on those long positions. Additional losses were incurred over the second portion of the month when the Fund closed out its long positions and established new short positions, only to see prices rally following an announcement that OPEC would reduce production.
.. In the global equity markets, losses were recorded from long positions in European and U.S. stock index futures as prices reversed lower. The sell off in global equities was caused in part by the release of a steady stream of economic data that raised concerns about the strength of the global economy.

FACTORS INFLUENCING MONTHLY TRADING GAINS:
.. In the currency markets, gains were yielded from long positions in the Japanese yen and the Korean won versus the U.S. dollar as both the yen and won surged against the dollar. The relative strength of the Japanese economy and concern regarding the U.S. economy caused the yen to rise to its highest level against the dollar in 33-months. The yen and won also benefited from the release of the G-7 statement which was interpreted to mean that the U.S. would allow the dollar to weaken.
.. In the metals markets, long futures positions in nickel experienced gains as base metal prices increased due to technically-based buying, increased Chinese demand, and improved U.S. manufacturing data. Additional gains were provided from long gold futures positions as speculative buying and a weaker U.S. dollar buoyed prices.

CHARTER GRAHAM

                                    [CHART]

                    Month ended           YTD ended
                 September 30, 2003    September 30, 2003
                 ------------------    ------------------
Currencies             -0.50%                 7.03%
Interest Rates         -5.88%                -3.78%
Stock Indices          -1.67%                 5.18%
Energies               -2.35%                 3.67%
Metals                  0.47%                -2.49%
Agriculturals          -0.09%                -1.62%


Note:Reflects trading results only and does not include fees or interest income.

FACTORS INFLUENCING MONTHLY TRADING LOSSES:
.. In the global interest rate markets, losses were incurred from short positions in U.S. and European interest rate futures as prices reversed higher amid renewed skepticism regarding a global economic recovery and lower equity prices.
.. In the energy markets, losses were incurred as the result of price reversals within those markets. The Fund entered the month with long energy positions that had proven profitable in August. Due to an increase in supply, however, energy prices declined sharply over the first half of the month. As a result, losses were incurred on those long positions. Additional losses were incurred over the second portion of the month when the Fund closed out its long positions and established new short positions, only to see prices rally following an announcement that OPEC would reduce production.
.. In the global equity markets, losses were recorded from long positions in European and U.S. stock index futures as prices reversed lower. The sell off in global equities was caused in part by the release of a steady stream of economic data that raised concerns about the strength of the global economy.
.. In the currency markets, losses resulted from short positions in the euro versus the Canadian dollar and the Japanese yen as the euro's value moved higher amid the lingering threat of market intervention by the Japanese Ministry of Finance and the possibility of lower interest rates in Canada.

FACTORS INFLUENCING MONTHLY TRADING GAINS:
.. In the metals markets, gains were recorded from long positions in nickel, copper and zinc as base-metal prices increased due to technically-based buying, increased Chinese demand, and improved U.S. manufacturing data. Long positions in gold futures supplied additional gains in this sector as prices increased later in the month amid speculative buying and a weaker U.S. dollar.

CHARTER MILLBURN

                                    [CHART]

                    Month ended           YTD ended
                 September 30, 2003    September 30, 2003
                 ------------------    ------------------
Currencies              3.70%                 1.41%
Interest Rates         -3.14%                 8.49%
Stock Indices           0.12%                 2.95%
Energies               -1.80%                 1.75%
Metals                  0.37%                 0.70%
Agriculturals          -0.32%                -1.87%


Note:Reflects trading results only and does not include fees or interest income.

FACTORS INFLUENCING MONTHLY TRADING LOSSES:

.. In the global interest rate markets, losses were recorded from short positions in Japanese interest rate futures as prices reversed higher in response to heavy Japanese institutional demand and renewed skepticism regarding the strength of the global economic recovery.
.. In the energy markets, losses were incurred as the result of price reversals within those markets. The Fund entered the month with long energy positions that had proven profitable in August. Due to an increase in supply, however, energy prices declined sharply over the first half of the month. As a result, losses were incurred on those long positions. Additional losses were incurred over the second portion of the month when the Fund closed out its long positions and established new short positions, only to see prices rally following an announcement that OPEC would reduce production.
.. In the agricultural markets, losses were incurred from long futures positions in corn as prices moved lower after better-than-expected harvests and favorable weather forecasts lead to outlooks for increased supply.

FACTORS INFLUENCING MONTHLY TRADING GAINS:
.. In the currency markets, gains were achieved from long Japanese yen and euro positions against the U.S. dollar. The dollar's weakness was caused by concerns about the strength of the U.S. economy and the potential impact of a statement by the G-7 nations supporting "more flexible exchange rates."
   The G-7's statement was viewed as part of an effort by the Bush Administration to allow the dollar to weaken against its counterparts. The dollar tumbled during the month, falling to 33-month lows against the yen and 3-month lows against the euro.
.. In the metals markets, gains resulted from long positions in gold futures as prices increased later in the month amid speculative buying and a weaker
   U.S. dollar.

MORGAN STANLEY CHARTER SERIES

STATEMENTS OF OPERATIONS
FOR THE MONTH ENDED SEPTEMBER 30, 2003 (UNAUDITED)

                                    Morgan Stanley                 Morgan Stanley                 Morgan Stanley
                                 Charter Campbell L.P.           Charter MSFCM L.P.            Charter Graham L.P.
                             ----------------------------  -----------------------------  -----------------------------
                                           Percentage of                  Percentage of                  Percentage of
                                         September 1, 2003              September 1, 2003              September 1, 2003
                                             Beginning                      Beginning                      Beginning
                               Amount     Net Asset Value     Amount     Net Asset Value     Amount     Net Asset Value
                             ----------  ----------------- -----------  ----------------- -----------  -----------------
                                 $               %              $               %              $               %
REVENUES
Trading profit (loss):
  Realized                   (1,726,499)       (2.29)      (13,327,277)       (8.45)       (1,467,401)        (.70)
  Net change in unrealized    1,242,542         1.65         5,942,074         3.77       (20,732,939)       (9.82)
                             ----------        -----       -----------        -----       -----------       ------
   Total Trading Results       (483,957)        (.64)       (7,385,203)       (4.68)      (22,200,340)      (10.52)
Interest income (Note 2)         54,314          .07           116,488          .07           145,475          .07
                             ----------        -----       -----------        -----       -----------       ------
   Total Revenues              (429,643)        (.57)       (7,268,715)       (4.61)      (22,054,865)      (10.45)
                             ----------        -----       -----------        -----       -----------       ------
EXPENSES
Brokerage fees (Note 2)         392,706          .52           821,460          .52         1,099,559          .52
Management fees (Note 2 & 3)    166,507          .22           262,867          .17           351,860          .16
                             ----------        -----       -----------        -----       -----------       ------
   Total Expenses               559,213          .74         1,084,327          .69         1,451,419          .68
                             ----------        -----       -----------        -----       -----------       ------
NET LOSS                       (988,856)       (1.31)       (8,353,042)       (5.30)      (23,506,284)      (11.13)
                             ==========        =====       ===========        =====       ===========       ======

                                    Morgan Stanley
                                 Charter Millburn L.P.
                             ----------------------------
                                           Percentage of
                                         September 1, 2003
                                             Beginning
                               Amount     Net Asset Value
                             ----------  -----------------
                                 $               %
REVENUES
Trading profit (loss):
  Realized                   (2,380,297)       (3.74)
  Net change in unrealized    2,381,565         3.74
                             ----------        -----
   Total Trading Results          1,268           --
Interest income (Note 2)         50,250          .08
                             ----------        -----
   Total Revenues                51,518          .08
                             ----------        -----
EXPENSES
Brokerage fees (Note 2)         331,477          .52
Management fees (Note 2 & 3)    106,073          .17
                             ----------        -----
   Total Expenses               437,550          .69
                             ----------        -----
NET LOSS                       (386,032)        (.61)
                             ==========        =====

MORGAN STANLEY CHARTER SERIES

STATEMENTS OF CHANGES IN NET ASSET VALUE
FOR THE MONTH ENDED SEPTEMBER 30, 2003 (UNAUDITED)

                              MORGAN STANLEY                       MORGAN STANLEY                       MORGAN STANLEY
                           CHARTER CAMPBELL L.P.                 CHARTER MSFCM L.P.                   CHARTER GRAHAM L.P.
                    ----------------------------------  -----------------------------------  ----------------------------
                        UNITS        AMOUNT    PER UNIT     UNITS         AMOUNT    PER UNIT      UNITS         AMOUNT
                    -------------  ----------  -------- -------------  -----------  -------- --------------  -----------
                                       $          $                         $          $                          $

Net Asset Value,
 September 1, 2003  7,215,137.256  75,399,594   10.45   7,036,562.608  157,720,324   22.41   10,283,106.897  211,115,348
Net Loss                  --         (988,856)   (.14)        --        (8,353,042)  (1.18)        --        (23,506,284)
Redemptions           (24,333.808)   (250,882)  10.31     (49,465.342)  (1,050,149)  21.23      (76,202.365)  (1,389,931)
Subscriptions         827,306.470   8,529,530   10.31     441,259.769    9,367,944   21.23      654,814.622   11,943,818
                    -------------  ----------           -------------  -----------           --------------  -----------

Net Asset Value,
 September 30, 2003 8,018,109.918  82,689,386   10.31   7,428,357.035  157,685,077   21.23   10,861,719.154  198,162,951
                    =============  ==========           =============  ===========           ==============  ===========

                                       MORGAN STANLEY
                                    CHARTER MILLBURN L.P.
                    -------- ----------------------------------
                    PER UNIT     UNITS        AMOUNT    PER UNIT
                    -------- -------------  ----------  --------
                       $                        $          $

Net Asset Value,
 September 1, 2003   20.53   5,242,878.271  63,643,639   12.14
Net Loss             (2.29)        --         (386,032)   (.07)
Redemptions          18.24     (61,200.346)   (738,688)  12.07
Subscriptions        18.24     164,992.347   1,991,458   12.07
                             -------------  ----------

Net Asset Value,
 September 30, 2003  18.24   5,346,670.272  64,510,377   12.07
                             =============  ==========

  The accompanying notes are an integral part of these financial statements.

MORGAN STANLEY CHARTER SERIES

NOTES TO FINANCIAL STATEMENTS
(Unaudited)

--------------------------------------------------------------------------------
1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
ORGANIZATION.  Morgan Stanley Charter Campbell L.P. ("Charter Campbell"),
Morgan Stanley Charter MSFCM L.P. ("Charter MSFCM"), Morgan Stanley Charter Graham L.P. ("Charter Graham"), and Morgan Stanley Charter Millburn L.P. ("Charter Millburn") (individually, a "Partnership", or collectively, the "Partnerships") are limited partnerships organized to engage primarily in the speculative trading of futures contracts, options on futures contracts, and forward contracts on physical commodities and other commodity interests, including foreign currencies, financial instruments, metals, energy and agricultural products (collectively, "futures interests").
  The general partner for each Partnership is Demeter Management Corporation ("Demeter"). The non-clearing commodity broker is Morgan Stanley DW Inc. ("Morgan Stanley DW"). The clearing commodity brokers are Morgan Stanley & Co. Incorporated ("MS & Co.") and Morgan Stanley & Co. International Limited ("MSIL"). The trading advisor for Charter MSFCM is Morgan Stanley Futures & Currency Management Inc. ("MSFCM"). Demeter, Morgan Stanley DW, MS & Co., MSIL and MSFCM are wholly-owned subsidiaries of Morgan Stanley.
  Demeter is required to maintain a 1% minimum interest in the equity of each Partnership and income (losses) are shared by Demeter and the Limited Partners based on their proportional ownership interests.

USE OF ESTIMATES. The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America, which require management to make estimates and assumptions that affect the reported amounts in the financial statements and related disclosures. Management believes that the esti-

MORGAN STANLEY CHARTER SERIES

NOTES TO FINANCIAL STATEMENTS
(continued)

mates utilized in the preparation of the financial statements are prudent and reasonable. Actual results could differ from those estimates.

REVENUE RECOGNITION. Futures interests are open commitments until settlement date. They are valued at market on a daily basis and the resulting net change in unrealized gains and losses is reflected in the change in unrealized profit
(loss) on open contracts from one period to the next in the statements of operations. Monthly, Morgan Stanley DW credits each Partnership with interest income on 100% of its average daily funds held at Morgan Stanley DW. In addition, Morgan Stanley DW credits each Partnership with 100% of the interest income Morgan Stanley DW receives from MS & Co. and MSIL with respect to such Partnership's assets deposited as margin. The interest rates used are equal to that earned by Morgan Stanley DW on its U.S. Treasury bill investments. For purposes of such interest payments, Net Assets do not include monies owed to the Partnerships on forward contracts and other futures interests.

NET INCOME (LOSS) PER UNIT. Net income (loss) per unit of limited partnership interest ("Unit(s)") is computed using the weighted average number of Units outstanding during the period.

BROKERAGE AND RELATED TRANSACTION FEES AND COSTS. Effective August 1, 2003, each Partnership pays a flat-rate monthly brokerage fee of 1/12 of 6.25% of the Partnership's Net Assets as of the first day of each month (a 6.25% annual rate). Prior to August 1, 2003, each Partnership paid a flat-rate monthly brokerage fee of 1/12 of 6.75% of the Partnership's Net Assets as of the first day of each month (a 6.75% annual rate). Such fees currently cover all brokerage commissions, transaction fees and costs and ordinary administrative and offering expenses.

MORGAN STANLEY CHARTER SERIES

NOTES TO FINANCIAL STATEMENTS
(continued)


OPERATING EXPENSES. Each Partnership incurs monthly management fees and may incur incentive fees. All common administrative and continuing offering expenses including legal, auditing, accounting, filing fees and other related expenses are borne by Morgan Stanley DW through the brokerage fees paid by the Partnerships.

INCOME TAXES. No provision for income taxes has been made in the accompanying financial statements, as partners are individually responsible for reporting income or loss based upon their respective share of each Partnership's revenues and expenses for income tax purposes.

DISTRIBUTIONS. Distributions, other than redemptions of Units, are made on a pro-rata basis at the sole discretion of Demeter. No distributions have been made to date.

CONTINUING OFFERING. Units of each Partnership are offered at a price equal to 100% of the Net Asset Value per Unit at monthly closings held as of the last day of each month. No selling commissions or charges related to the continuing offering of Units are paid by the Limited Partners or the Partnerships. Morgan Stanley DW pays all such costs.

REDEMPTIONS. Limited Partners may redeem some or all of their Units as of the last day of the sixth month following the closing at which a person first becomes a Limited Partner. Redemptions may only be made in whole Units, with a minimum of 100 Units required for each redemption, unless a Limited Partner is redeeming his entire interest in a particular Partnership.
  Units redeemed on or prior to the last day of the twelfth month from the date of purchase will be subject to a redemption charge equal to 2% of the Net Asset Value of a Unit on the Redemption

MORGAN STANLEY CHARTER SERIES

NOTES TO FINANCIAL STATEMENTS
(continued)

Date. Units redeemed after the last day of the twelfth month and on or prior to the last day of the twenty-fourth month from the date of purchase will be subject to a redemption charge equal to 1% of the Net Asset Value of a Unit on the Redemption Date. Units redeemed after the last day of the twenty-fourth month from the date of purchase will not be subject to a redemption charge. The foregoing redemption charges are paid to Morgan Stanley DW.

EXCHANGES. On the last day of the first month which occurs more than six months after a person first becomes a Limited Partner in any of the Partnerships, and at the end of each month thereafter, Limited Partners may transfer their investment among the Partnerships (subject to certain restrictions outlined in the Limited Partnership Agreements) without paying additional charges.

DISSOLUTION OF THE PARTNERSHIPS. Charter MSFCM will terminate on December 31, 2025 and Charter Campbell, Charter Graham and Charter Millburn will terminate on December 31, 2035 or at an earlier date if certain conditions occur as defined in each Partnership's Limited Partnership Agreement.

--------------------------------------------------------------------------------
2. RELATED PARTY TRANSACTIONS
Each Partnership pays brokerage fees to Morgan Stanley DW as described in Note
1. Each Partnership's cash is on deposit with Morgan Stanley DW, MS & Co. and MSIL in futures interests trading accounts to meet margin requirements as needed. Morgan Stanley DW pays interest on these funds as described in Note 1.
  Charter MSFCM pays management and incentive fees (if any) to MSFCM.

MORGAN STANLEY CHARTER SERIES

NOTES TO FINANCIAL STATEMENTS
(continued)


--------------------------------------------------------------------------------
3. TRADING ADVISORS
Demeter, on behalf of Charter Campbell, Charter MSFCM, Charter Graham and Charter Millburn, retains certain commodity trading advisors to make all trading decisions for the Partnerships. The trading advisors are as follows:

Morgan Stanley Charter Campbell L.P.
  Campbell & Company, Inc.

Morgan Stanley Charter MSFCM L.P.
  Morgan Stanley Futures & Currency Management Inc.

Morgan Stanley Charter Graham L.P.
  Graham Capital Management L.P.

Morgan Stanley Charter Millburn L.P.
  Millburn Ridgefield Corporation

Compensation to the trading advisors by the Partnerships consists of a management fee and an incentive fee as follows:

MANAGEMENT FEE. Charter MSFCM, Charter Graham and Charter Millburn each pay its trading advisor a flat-rate monthly fee equal to 1/12 of 2% (a 2% annual rate) of the Partnership's Net Assets under management by each trading advisor as of the first day of each month.
  Effective August 1, 2003, Charter Campbell reduced its flat-rate monthly fee from 1/12 of 2.75% (a 2.75% annual rate) to 1/12 of 2.65% (a 2.65% annual rate) of the Partnership's Net Assets under management as of the first day of each month.

INCENTIVE FEE. Each Partnership's incentive fee is equal to 20% of trading profits, paid on a quarterly basis for Charter MSFCM, and paid on a monthly basis for Charter Campbell, Charter Graham and Charter Millburn.
  Trading profits represent the amount by which profits from futures, forwards and options trading

MORGAN STANLEY CHARTER SERIES

NOTES TO FINANCIAL STATEMENTS
(concluded)

exceed losses after brokerage and management fees are deducted. When a trading advisor experiences losses with respect to Net Assets as of the end of a calendar month, or calendar quarter with respect to Charter MSFCM, the trading advisor must recover such losses before that trading advisor is eligible for an incentive fee in the future.

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